SPHERE 3D CORP.
(the "Company")

AMENDED FORM OF PROXY ("PROXY")

Special Meeting
Tuesday, June 27, 2017 at 9:00 a.m. (Pacific time)
The Silicon Valley Capital Club [1], 50 West San Fernando Street, Suite 1700
The Vintage Room, San Jose, CA 95113
(the "Meeting")

RECORD DATE: May 11, 2017
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY: June 23, 2017 at 9:00 a.m. (Pacific time)

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Eric L. Kelly, Chairman of the Board** of the Company, whom failing **Kurt L. Kalbfleisch, Senior Vice President** of the Company (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

	FOR	AGAINST
1. Share Consolidation To consider and, if deemed advisable, to pass a special resolution authorizing the filing of an amendment to the Company's articles to effect a share consolidation at a ratio ranging from one-for-five to one-for-twenty-five, to be determined by the board of directors, and effected, if at all, within one year from the date of the Meeting.	☐	☐
2. Amendment of the Company's 2015 Performance Incentive Plan To consider and, if deemed advisable, to pass an ordinary resolution to amend the Company's 2015 performance incentive plan.	☐	☐
3. Amendment of By-Law No. 1 of the Company To consider and, if deemed advisable, to pass an ordinary resolution approving the amendment of By-Law No. 1 of the Company.	☐	☐
4. Adoption of By-Law No. 2 (Advance Notice By-Law) of the Company To consider and, if deemed advisable, to pass an ordinary resolution approving the adoption of By-Law No. 2 (Advance Notice By-Law) of the Company.	☐	☐

(1) The Silicon Valley Capital Club enforces a dress code. For additional information, please see http://www.clubcorp.com/Clubs/Silicon-Valley-Capital-Club.

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date (MM/DD/YYYY)*

TMX | TSX Trust

Proxy Voting – Guidelines and Conditions

AMENDMENT NO. 1 TO THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND TO THE MANAGEMENT INFORMATION CIRCULAR DATED MAY 16, 2017 ("AMENDMENT NO. 1") - APPOINTMENT, REVOCATION OF PROXIES AND VOTE

Shareholders are advised to no longer use the form of proxy that was delivered with the Circular. This new proxy should be completed and executed in accordance with the instructions provided therein and in the Circular, as amended. Shareholders who have already submitted their proxy before the publication of Amendment No. 1 may revoke their initial proxy by providing new forms of proxy. Unless revoked or instructed otherwise, a properly executed proxy received before the publication of the Amendment No. 1 representing Shares of a shareholder will be voted in accordance therein and will be deemed to refer to the Circular, as amended.

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.**

2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**

3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**

4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Company.

6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company.

7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by TSX Trust Company* before the ***Filing Deadline for Proxies***, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.

9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management's discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting.

SPHERE 3D CORP. has elected to utilize notice-and-access and provide you with the following information:

Meeting materials are available electronically at www.sedar.com and also at http://noticeinsite.tsxtrust.com/Sphere3DASM2017.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by June 16, 2017.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am currently a security holder of the Company and as such request the following:

☐ **Annual Financial Statements with MD&A**

☐ **Interim Financial Statements with MD&A**

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

SPHERE 3D CORP.
2017

Investor inSite

TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
www.tsxtrust.com/investorinsite

Click on, "*Register Online Now*" and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.